                            [SIDLEY AUSTIN LLP LETTERHEAD]

                                 April 27, 2006

VIA FAX AND HAND DELIVERY
-------------------------

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Ms. Sara Kalin (202) 551-3454

                Re:      CITIGROUP COMMERCIAL MORTGAGE SECURITIES INC.
                         REGISTRATION STATEMENT ON FORM S-3
                         REGISTRATION STATEMENT NUMBER 333-132746
                         FILED ON MARCH 27, 2006 (THE "REGISTRATION STATEMENT")

Dear Ms. Kalin,

                  On behalf of Citigroup Commercial Mortgage Securities Inc.
(the "Company"), we thank you for your letter of April 21, 2006.

                  In response to your letter we have revised the prospectus
supplement and have also included in this letter responses to the comments you provided. We have enclosed a revised copy of the prospectus supplement in clean form and marked to show the revisions made since the prior filing. All page references in this letter are to the applicable pages in the clean form of the prospectus supplement.

                  In making this submission on behalf of the Company, we have attempted to respond fully to your comments in order to achieve compliance with
Regulation AB and other applicable rules. If there is any other information that you require, we will be pleased to provide it.

                  Below are our responses to each of the comments that were
included in your letter.

GENERAL
-------

COMMENT:

                  1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to

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Ms. Sara Kalin
Securities and Exchange Commission
April 27, 2006

asset-backed securities involving the same asset class. Please refer to General
Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

RESPONSE:

                  We confirm, on behalf of the Company, that the Company and any issuing entity previously established, directly or indirectly, by the Company or any affiliate of the Company have been current and timely with reporting under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), during the last twelve months with respect to asset-backed securities involving the same asset class.

                  Salomon Brothers Mortgage Securities VII, Inc., a predecessor of the Company, had previously publicly offered commercial mortgage backed securities ("CMBS"), which is the same asset class that is the subject of the
Registration Statement. Their CIK code is 0000809877.

COMMENT:

                  2. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

RESPONSE:

                  We confirm, on behalf of the Company, that the Company's
counsel will file unqualified legal and tax opinions at the time of each takedown.

COMMENT:

                  3. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

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Ms. Sara Kalin
Securities and Exchange Commission
April 27, 2006

RESPONSE:

                  We confirm, on behalf of the Company, that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown off the Registration
Statement.

COMMENT:

                  4. Please revise to either include the information called for by Item 1105 of Regulation AB or provide us with your analysis of why it is not material.

RESPONSE:

                  It is the position of the Company, for the reasons set forth below, that static pool data is not material to investors in making their investment decisions with respect to commercial mortgage-backed securities
("CMBS") and could, in fact, be misleading.

                  In securitizations of asset-types other than commercial
mortgage loans (such as residential mortgage loans, credit card receivables and automobile loans), static pool data may be material because of the relatively large number of homogenous assets in a given pool underwritten to specific guidelines. In those cases, investors would be entitled to rely significantly on an assessment of the originator's underwriting guidelines to judge the credit quality of the securitized assets, based, in part, on disclosure of the underwriting criteria utilized with respect to those assets, together with disclosure of the performance of prior similar pools underwritten to those specified criteria. Further, with those other types of financial assets, it is generally the borrower's income that is expected to service the debt, rather than income from the pledged collateral. Therefore, the creditworthiness of the borrower in non-CMBS transactions is often a key factor and, therefore, a sponsor's historical and current ability to develop standardized origination and underwriting criteria designed to select creditworthy borrowers could be a key indicator in an investor's assessing the future performance of that sponsor's securitized assets.

                  In contrast to other asset-types, securitized commercial
mortgage loans will typically be relatively larger, discrete, newly-originated assets. Most borrowers under the mortgage loans in a CMBS transaction are special purpose entities and the mortgage loans are non-recourse to those borrowers, rendering the borrowers' credit quality immaterial. Therefore, the debt service on a commercial mortgage loan is expected to be primarily paid from income

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Ms. Sara Kalin
Securities and Exchange Commission
April 27, 2006

produced by the commercial property securing that mortgage loan, and credit decisions are therefore made by an underwriter primarily by evaluating the actual or potential income of the commercial property as well as the value of the property, in light of then-current market conditions. Because CMBS transactions typically contain fewer and larger assets than securitizations of other asset types, it is important for CMBS issuers to disclose much more detailed information about each individual pooled asset. In that regard, Item
1111(b)(9) of Regulation AB requires additional loan-by-loan disclosure for commercial mortgage loans that is not required for other asset classes, and requires even more detailed disclosure for each commercial mortgage loan that comprises 10% or more of a securitized asset pool. The Company's disclosure documents frequently provide individual summary descriptions for each of the 10 largest loans in a given commercial mortgage securitization, many (if not all)
of which usually constitute less (and sometimes significantly less) than 10% of the related asset pool. Further, in the SEC Release relating to Regulation AB
(at footnote 305), the Commission stated that "[i]n a commercial mortgage-backed securitization, given the importance of the underlying properties, we proposed a separate list of illustrative disclosure items for these assets. The proposed disclosure was consistent with similar disclosure required by existing Form S-11 for the registration of offerings of securities for certain real estate companies." Accordingly, fairly detailed information is provided for commercial mortgage loans, on a loan-by-loan basis, regarding, among other things, loan terms, property appraised value, net cash flow, debt service coverage ratios, loan-to-value ratios, property type, occupancy, location and, in the case of office and retail properties, largest tenants, together with any risk factors particular to that property or associated generally with an investment in that property type or location. As a result, investors in CMBS are and should be primarily focused on the disclosure regarding the commercial mortgage loans and the underlying properties and are and should be most concerned by the quality of the individual assets in a given pool when determining whether or not to invest in any CMBS issuance.

                  Additionally, in any pool of assets with respect to a
commercial mortgage securitization, the performance of any given property securing a commercial mortgage loan is heavily dependent on current market and economic conditions, including competitive conditions, related to the particular property type and location, and underwriting guidelines for commercial mortgage loans may in fact vary from year to year based on fluctuations in those market, economic and/or competitive conditions. For example, the performance of a pool comprised predominantly of hotel mortgage loans originated and underwritten at a prior time under certain economic and/or political conditions, often pursuant to underwriting guidelines particular to the particular property type and the then-current conditions, should not be relied upon by an investor as predictive of the performance of a somewhat similarly comprised pool of hotel mortgage loans originated and underwritten at a later time under a different political and/or economic climate. A

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Ms. Sara Kalin
Securities and Exchange Commission
April 27, 2006

sponsor's inclusion of historical static pool information regarding prior pools would be an encouragement to link the performance of potentially disparate pools, where such linkage may be inappropriate.

                  As further evidence of the immateriality of static pool data in CMBS, based on conversations with at least one nationally recognized statistical rating organization, we were informed that rating agencies have not considered historical performance of originators or underwriters of commercial mortgage loans in assigning ratings to CMBS, despite the fact that such information is available through the surveillance departments of rating agencies. In contrast, they do place importance on prior pool performance in assigning ratings to securities backed by other asset types, such as residential mortgage loans and credit card receivables.

                  In CMBS, rating agencies instead review detailed asset
summaries and spreadsheets on the individual mortgage loans, make inquiries regarding the nature of the individual assets, and assign ratings based on their detailed review of the creditworthiness of those individual assets. In particular, in the case of the Company's affiliated sponsor, Citigroup
Commercial Mortgage Securities Inc. ("CCMSI"), its performance record for prior securitized pools of the same asset type has been strong. As of December 31,
2005, the Company had closed 19 CMBS transactions with an affiliated issuer over a 10-year period, and the overall delinquency rate for those 19 Citigroup-issued deals was 1.74% of the outstanding balance or 1.40% of the original balance. The
19 transactions were collateralized by 2,345 commercial mortgage loans, with an outstanding balance as of December 2005 of $15.8 billion. The delinquencies consisted of 47 loans (32 originated by Citigroup), of which six were 30 days late, four were 60 days late, 14 were 90-plus days late, four were in foreclosure and 19 were real estate owned (REO). In addition, 16 performing loans (eight originated by Citigroup) were in special servicing. Three loans from the Citigroup-issued deals were liquidated in the fourth quarter of 2005.
On a cumulative basis, the Citigroup-issued deals have experienced 75 loan liquidations for a total loss of 0.73% of the total original balance. Despite the past positive performance of the Company and CCMSI in CMBS transactions, the
Company is concerned that the inclusion of static pool data in CMBS prospectuses
(in many cases highlighting the strong performance of loans originated in the past by a sponsor) may not only be immaterial, but may actually be misleading to investors. Encouraging investors to focus on a sponsor's prior origination or securitization experience in a context where so much more empirical disclosure is available with respect to the mortgage pool backing a series of offered certificates may cause investors to improperly substitute reliance on the sponsor's track record for an independent evaluation by such investor of information that is much more directly relevant to the investment decision at hand. In connection with the foregoing, we refer you to the discussion in the
Company's base prospectus, under "Risk Factors--Repayment of a Commercial or
Multifamily

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Ms. Sara Kalin
Securities and Exchange Commission
April 27, 2006

Mortgage Loan Depends Upon the Performance and Value of the Underlying Real
Property, Which May Decline Over Time, and the Related Borrower's Ability to
Refinance the Property, of Which There Is No Assurance--The Prospective
Performance of the Multifamily and Commercial Mortgage Loans to be Included in
Any of Our Trusts Should be Evaluated Separately from the Performance of the
Multifamily and Commercial Mortgage Loans in Any of Our Other Trusts."

                  In the SEC Release adopting Regulation AB (at footnotes
252-253), the Commission has stated that "[i]n all instances disclosure was conditioned on what would be material for the particular asset class, sponsor and asset pool involved, and that disclosure for groups or factors that would not be material was not required. We recognize that under both our proposal and our final rules, there may be transactions where static pool information is not material." Accordingly, in view of the diverse nature of commercial mortgage loans and the underlying mortgaged properties, the relatively high concentration of assets in CMBS transactions, the enhanced disclosure provided on an asset-by-asset basis, and the ability of CMBS investors to evaluate commercial mortgage loans in a manner similar to an evaluation of operating companies, the
Company respectfully submits that the inclusion of static pool data in CMBS prospectuses is not material.

COMMENT:

                  5. We note from page 11 of your base prospectus that some
mortgage loans may be secured by liens on real properties located outside of the
United States. While we understand that such loans will represent only 10% or less of any related asset pool, as these properties may still have a material effect on cash flows from the asset pool, please provide bracketed language indicating that you will provide any information required by Item 1100(e) of
Regulation AB, or advise.

RESPONSE:

                  We have provided bracketed language on pages S-84 and S-85 of the form of prospectus supplement to disclose the information required by Item
1100(e) of Regulation AB.

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Ms. Sara Kalin
Securities and Exchange Commission
April 27, 2006

PROSPECTUS SUPPLEMENT
---------------------

COVER PAGE
----------

COMMENT:

                  6. We note from the summary of the prospectus supplement that you intend to use a swap agreement. Please expand your cover page to identify this form of support. See Item 1102(h) of Regulation AB.

RESPONSE:

                  We have expanded the cover page of the form of prospectus
supplement to indicate that the assets of the issuing entity include a swap agreement and to identify the swap counterparty.

SUMMARY OF PROSPECTUS SUPPLEMENT, PAGE S-10
-------------------------------------------

COMMENT:

                  7. The summary section should be just that, a summary. Please revise this section to include brief and concise information in the summary and to include cross-references, as appropriate, to the detailed discussion in the document. Please refer to Item 503(a) of Regulation S-K and Item 1103(a) of
Regulation AB

RESPONSE:

                  We have revised the summary section of the prospectus
supplement to provide a briefer and more concise overview of the key aspects of the transaction and to provide cross-references, as appropriate, to the more detailed discussions in the prospectus supplement.

COMMENT:

                  8. We encourage you to provide a graphical illustration of the flow of funds and payment priorities and allocations, including any subordination features, to assist investors in

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Ms. Sara Kalin
Securities and Exchange Commission
April 27, 2006

understanding the payment flow on all classes of issued securities. Refer to
Item 1103(a)(3)(vi) of Regulation AB.

RESPONSE:

                  We have revised the prospectus supplement to include a
graphical illustration setting forth the transfer of assets and flow of funds among the accounts maintained under the pooling and servicing agreement. See page S-195 of the prospectus supplement. We also refer you to the chart on page
S-19 of the prospectus supplement, which reflects the order of payments of principal and interest among the classes of subject securities, the charts on pages S-31 and S-224 of the prospectus supplement, each of which reflects the order in which losses are allocated among the classes of subject securities, and the chart on page S-222, which reflects the order of payment among the class OCS principal balance certificates.

DESCRIPTION OF THE MORTGAGE POOL, PAGE S-93
-------------------------------------------

COMMENT:

                  9. While we note that you plan to provide certain statistical information in the annexes at the back of the prospectus supplement, please revise either this section or the annexes to provide the form of disclosure you will provide and ensure that the graphs and tables you provide include all information required by Item 1111(b)(9) of Regulation AB. Additionally, please confirm for us that your transactions will not include significant obligors or, alternatively, provide bracketed information indicating that you will provide the information required by Item 1112 of Regulation AB, if applicable.

RESPONSE:

                  We have revised Annexes A-1, A-2, A-3, A-4 and B to the form of prospectus supplement to indicate the mortgage loan information, to the extent applicable to a particular property type, in respect of which the Company intends to provide disclosure. However, information required by Item
1111(b)(9)(i)(E) of Regulation AB will be included in the main text of the prospectus supplement. See, for example, pages S-37-38, S-66-68, S-96-98 and
S-105-107 of the prospectus supplement. Furthermore, the information contemplated by item 1111(b)(9)(ii) of Regulation AB for a mortgage loan representing 10% or more of an asset pool (by balance) would be included as part of a loan-specific summary description on Annex B. The actual summary description may vary, however, depending on the particular mortgage loan and

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Ms. Sara Kalin
Securities and Exchange Commission
April 27, 2006

the related real property collateral. In addition, we have provided bracketed language on pages S-79-80 of the form of prospectus supplement and on Annex B to the form of prospectus supplement to indicate that, in the event the subject securitization transaction includes one or more significant obligors, the
Company will provide the information required by Item 1112 of Regulation AB, if applicable, for each significant obligor.

COMMENT:

                  10. While we note from page S-54 that you do not intend to include delinquent assets in this transaction, page 75 of your base prospectus indicates that you may include delinquent assets in future transactions.
Accordingly, please revise your prospectus supplement to provide bracketed information illustrating the form of delinquency disclosure you would provide, if applicable. Refer to Items 1111(c) and 1100(b) of Regulation AB.

RESPONSE:

                  We have provided bracketed language on pages S-41 and S-94 of the form of prospectus supplement to illustrate the form of delinquency disclosure the Company will provide, if applicable, to the extent required pursuant to Items 1111(c) and 1100 (b) of Regulation AB.

PRE-FUNDING ACCOUNT, PAGE S-96
------------------------------

COMMENT:

                  11. We note you contemplate including a pre-funding account.
Please disclose whether any pre-funding amount will exceed 50% of the proceeds of the offering and the duration of the pre-funding period. Refer to Item
1101(c)(3)(ii) of Regulation AB.

RESPONSE:

                  We have revised the disclosure on pages S-38-39 and S-84 of the form of prospectus supplement to indicate that no pre-funding amount will exceed 50% of the proceeds of the subject offering and that the duration of any prefunding account will not extend beyond one year from the date of the initial issuance of the offered certificates.

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Ms. Sara Kalin
Securities and Exchange Commission
April 27, 2006

DESCRIPTION OF THE SWAP AGREEMENT, PAGE S-259
---------------------------------------------

COMMENT:

                  12. Please revise to provide bracketed language indicating that you will provide all of the information required by Item 1115 with respect to the swap counterparty, if applicable. Additionally, as we note that your base prospectus contemplates the use of third party credit enhancers, revise to provide bracketed language indicating that you will provide all of the information required by Item 1114, if applicable, including the identification of any credit enhancers in the summary section of the prospectus supplement.

RESPONSE:

                  We have revised the form of prospectus supplement to include bracketed language indicating that we will provide all of the information required by Item 1115 of Regulation AB with respect to a swap counterparty, if applicable. See page S-255 of the form of prospectus supplement. In addition, we have revised the form of prospectus supplement to include bracketed language indicating that we will provide all of the information required by Item 1114 of
Regulation AB, if applicable, including the identification of any credit enhancers in the summary section of the prospectus supplement. See pages S-15 and S-256 of the form of prospectus supplement.

BASE PROSPECTUS
---------------

PAYMENTS ON THE CERTIFICATES, PAGE 104
--------------------------------------

COMMENT:

                  13. We note from page 107 that the related prospectus
supplement will specify the method for determining interest rates on floating, adjustable or variable rate securities. Please expand your disclosure to identify all indices on which these interest rates may be based. Alternatively, you may confirm that in any case they will be indices that reflect payments of interest based on debt transactions and not based on a stock or commodities index.

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Ms. Sara Kalin
Securities and Exchange Commission
April 27, 2006

RESPONSE:

                  We confirm, on behalf of the Company, that the interest rates on floating, adjustable or variable rate commercial mortgage securities included in a securitization transaction will be based on indices that reflect payments of interest based on debt transactions and not based on a stock or commodities index.

                                    * * * * *

                  Please feel free to contact me at any time if I can provide additional information, or to discuss the Registration Statement further. You can reach me at (212) 839-5922.

                            Sincerely,

                            /s/ Janet A. Barbiere
                            ---------------------
                            Janet A. Barbiere
                            Sidley Austin LLP

cc:      Angela Vleck
         Citigroup Commercial Mortgage Securities, Inc.

         William J. Cullen, Esq.
         Sidley Austin LLP